Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (647)792-0402

Edward M. Kelly

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Offering Statement on Form 1-A
Filed: September 11, 2020
File No. 24-11316

September 30, 2020

Dear Mr. Kelly,

This letter sets forth the request of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to Qualify its Offering Statement on Form 1-A.

Kindly be advised that Wearable Health Solutions, Inc. requests that its Regulation A offering be qualified on Friday October 2, 2020 at 2pm or as soon thereafter is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (647)792-0402 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director